Designated Filer:	Brookfield Retail Split II LLC
Issuer & Ticker Symbol:	General Growth Properties, Inc. (GGP)
Date of Event Requiring Statement:	January 25, 2011

Exhibit 99.1 - Joint Filer Information

Joint Filer:

Name:	Brookfield Retail Holdings VI LLC
Address:	Three World Financial Center, 200 Vesey Street, New York, New York 10281